VIA EDGAR AND FAX

May 29, 2013

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Host Hotels & Resorts, Inc.

Form 10-K for the year ended December 31, 2012 Filed on February 25, 2013

File No. 001-14625

Host Hotels & Resorts, L.P.

Form 10-K for the year ended December 31, 2012 Filed on February 25, 2013

File No. 333-55807

Dear Mr. Woody:

On behalf of Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P., we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K referenced above as set forth in the letter dated May 22, 2013. For your convenience, we have set forth the Staff’s original comments immediately preceding our responses.

Form 10-K for the year ended December 31, 2012

Item I. Business, page 1

Our Hotel Properties, page 8

1)	We note your disclosure that your hotels are primarily classified as upper upscale and luxury. In future Exchange Act reports, please expand your disclosure to also provide a portfolio breakdown based on such classifications.

Mr. Kevin Woody

Securities and Exchange Commission

May 29, 2013

Response:

In future Exchange Act filings we will include the following disclosure with appropriate updates:

As of December 31, 2012, our consolidated portfolio consists of 25 luxury hotels with 11,890 rooms that represent 24% of our owned hotel revenues, 83 upper upscale hotels with 49,879 rooms that represent 74% of our owned hotel revenues and 11 hotels of other property types with 2,462 rooms that represent 2% of our owned hotel revenues.

Management’s Discussion and Analysis of Financial Condition, page 42

Results of Operations, page 51

2)	We note your disclosure on page 25 that you expect to generate an increasing portion of your revenues and expenses in foreign currencies. Additionally we note that revenues in foreign currencies represented 5% of your total revenues in 2012. In future filings, please provide a more robust discussion in your Management’s Discussion and Analysis of the effects foreign currencies have on your operations. Specifically, please disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each of the years presented.

Response:

We have 118 consolidated properties, of which 15 are located in foreign countries, including one hotel in Australia, one in Brazil, three in Canada, two in Chile, one in Mexico and seven in New Zealand. Our Canadian hotels represented approximately 2% of our total revenues, and no other foreign operations represented more than 1% of our total revenues. For 2012, our overall revenues increased $362 million, or 7.4%, which is net of a decrease of $6 million due to unfavorable exchange rate fluctuations. Similarly, in 2011, revenues increased $563 million, or 12.9%, which includes an increase of $3 million due to favorable exchange rate fluctuations. We also have investments in two foreign joint ventures which are unconsolidated. Our equity in earnings of these entities totaled $2 million, $4 million and $(2) million for the years ended 2012, 2011 and 2010, respectively, with minimal impact from foreign currency fluctuations on the earnings recognized. Accordingly, management did not consider the effect of exchange rate fluctuations for our foreign operations on either a individual country or combined basis to be material for any of the years presented. As foreign operations increase management will continue to evaluate the significance on its operations and will include additional disclosure of the effects of exchange rate fluctuations when the impact is considered to be material.

Mr. Kevin Woody

Securities and Exchange Commission

May 29, 2013

Equity/Capital Transactions, page 65

3)	We note your disclosure regarding your “at-the-market” offerings. In future Exchange Act reports, please also disclose the use of the proceeds received in connection with these issuances.

Response:

In future Exchange Act reports we will disclose the potential use of proceeds in connection with our “at-the-market” offerings. The use of proceeds could include acquisitions, investments in joint ventures, capital expenditures or general corporate purposes.

Critical Accounting Policies, page 76

4)	We note your disclosure that no other than temporary impairment was recorded in 2012 related to your equity method investments. Please tell us how the difficulties servicing sovereign debt experienced at properties in several European Union member states held through your European joint venture were considered in your impairment analysis.

Response:

We do not hold any sovereign debt, nor does our joint venture in Europe (the “Euro JV”). While the sovereign debt crisis and its effect on the availability and cost of debt financing is one important factor when evaluating for possible other-than-temporary impairment (“OTTI”), we experienced positive growth in operations of the Euro JV in 2012, in spite of the economic conditions. For the 14 hotels held by the joint venture, excluding the five-hotel portfolio acquired in November 2012, total revenues increased 4% during 2012 and EBITDA increased 6.5%. Additionally, the Euro JV continues to have access to the debt markets in Europe, as evidenced by the completion of a €250 million mortgage loan in November 2012, which is secured by the venture’s newly acquired portfolio of five hotels and represents a loan-to-value ratio of approximately 55%.

We review our equity method investments for OTTI based on the occurrence of any triggering events that would indicate that the carrying amount of the investment exceeds its fair value on an other-than-temporary basis. Triggering events can include, among other things, a decline in distributable cash flows from the investment, a change in the expected hold period or other significant events which would decrease the value of the investment. We use certain inputs, such as available third-party appraisals and forecast net operating income for the hotel properties, to estimate the expected cash flows. When considering the circumstances surrounding the Euro JV and its operations, management concluded that there was no impairment of our investment as of December 31, 2012.

Mr. Kevin Woody

Securities and Exchange Commission

May 29, 2013

Reporting Periods, page 82

5)	Please tell us what consideration management gave to filing an Item 5.03 Form 8-K to report the change in your fiscal year-end.

Response:

We note that there has been no change in our fiscal year end, therefore a filing under Item 5.03 Form 8-K was not required. Our fiscal year has been and will continue to be the calendar year, as required by the tax rules applicable for real estate investment trusts. The disclosure in the section noted by the Staff was intended to highlight that starting in 2013 our quarter end dates (for the first, second and third quarters) would change to calendar quarter end dates, as opposed to dates based on those of Marriott International Inc., the manager of a significant percentage of our properties. The quarter end dates in 2012 were March 23, June 15, September 7 and December 31. In 2013 our quarter end dates were March 31, and will be June 30, September 30 and December 31. Please note the following disclosure on page 82:

Effective January 1, 2013, Marriott [International Inc.] announced that it will convert from a 52-53 week fiscal year to a 12-month calendar year. While our annual financial statements have always been reported on a calendar basis and are unaffected by this change, our quarterly results have not been on a 3-month calendar quarter basis (as they followed Marriott’s period schedule).

Financial Statements

Consolidated Statements of Cash Flows, page 103

6)	We note you have international operations. Please tell us how you have complied with the guidance set forth in ASC 830-230-45-1 as it relates to your cash flow presentation.

Response:

Our foreign operations consist of 15 consolidated hotels in foreign locations and investments in two foreign joint ventures, which are unconsolidated. As prescribed in ASC 830-230-45-1, the cash flows from the foreign currency transactions and foreign operations are presented using the exchange rate in effect at the time of the cash flow. For the operations of our foreign entities, they are translated at the weighted average rate on a monthly basis. For 2012, 2011 and 2010, the effect of exchange rate fluctuations on cash balances totaled $0.8 million, $(1.1) million and $1.0 million, respectively, and were included in changes in other assets within operating activities on our statement of cash flows. These amounts represent less than 0.2% of our reported cash provided by operating activities, and, therefore, management did not consider separate presentation to be material for each of 2012, 2011 and 2010. As foreign operations increase, management will continue to evaluate the significance of this presentation and will include amounts when the impact is considered to be material.

Mr. Kevin Woody

Securities and Exchange Commission

May 29, 2013

The registrants hereby acknowledge that:

•	the registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5120, or Brian Macnamara at (240) 744-5423.

Sincerely,

/s/ Gregory J. Larson
Gregory J. Larson
Executive Vice President and
Chief Financial Officer

cc:	Elizabeth A. Abdoo

Brian Macnamara

Host Hotels & Resorts, Inc.

Scott Herlihy

Latham & Watkins, LLP

Shannon Sobotka

    Staff Accountant

Beth Frohlichstein

    Attorney Advisor

Erin Martin

    Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission